FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For November 1, 2007

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated November1, 2007

2.

Material Change Report dated November 1, 2007 (re: November 1/07 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  November 1, 2007

By:

“Tony M. Ricci”

 (Name)

Its:

Chief Financial Officer

(Title)

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

Petaquilla Minerals Ltd. Closes First Tranche of Private Placement Financing

Vancouver, BC – November 1, 2007:  Further to its news release dated October 25, 2007, Petaquilla Minerals Ltd. (“the “Company”) announces that it has closed the first tranche of its non-brokered private placement (the “Private Placement”), issuing a total of 2,093,500 Units at a price of $3.00 per Unit and raising gross proceeds of $6,280,500.

Each Unit consists of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share at an exercise price of $3.50 per share for a period of two years from closing.

All securities distributed under the private placement are subject to a four-month plus one day hold period expiring on March 1, 2008.

In connection with the closing of the first tranche, the Company has paid finders’ fees in the amount of $222,375 cash and has issued 74,125 compensation warrants.  The compensation warrants have the same terms as the warrants above.

The Company has stated its intention to raise a total of $30,000,000 through the Private Placement of 10,000,000 Units.  Therefore, the closing of subsequent tranches will follow.

The proceeds of the Private Placement will be used to develop and to increase the capacity of the Company’s 100% owned Molejon Gold Project in Panama.

The securities offered will not be and have not been registered under the United States Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.  This news release shall not constitute an offer to sell or an offer to buy the securities in any jurisdiction.

About Petaquilla Minerals –  Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in fiscal year 2008.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021          Fax: (604) 694-0063

Toll-free:  1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”) 410 - 475 West Georgia Street

Vancouver, British Columbia

V6B 4M9

Item 2.

Date of Material Change

November 1, 2007

Item 3.

News Release

The Company’s news release dated November 1, 2007, was disseminated by Marketwire, Incorporated on November 1, 2007.

Item 4.

Summary of Material Change

The Company announces that it has closed the first tranche of its non-brokered private placement (the “Private Placement”), issuing a total of 2,093,500 Units at a price of $3.00 per Unit and raising gross proceeds of $6,280,500.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated November 1, 2007

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer”

Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Richard Fifer

Contact Telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

Petaquilla Minerals Ltd. Closes First Tranche of Private Placement Financing

Vancouver, BC – November 1, 2007:  Further to its news release dated October 25, 2007, Petaquilla Minerals Ltd. (“the “Company”) announces that it has closed the first tranche of its non-brokered private placement (the “Private Placement”), issuing a total of 2,093,500 Units at a price of $3.00 per Unit and raising gross proceeds of $6,280,500.

Each Unit consists of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share at an exercise price of $3.50 per share for a period of two years from closing.

All securities distributed under the private placement are subject to a four-month plus one day hold period expiring on March 1, 2008.

In connection with the closing of the first tranche, the Company has paid finders’ fees in the amount of $222,375 cash and has issued 74,125 compensation warrants.  The compensation warrants have the same terms as the warrants above.

The Company has stated its intention to raise a total of $30,000,000 through the Private Placement of 10,000,000 Units.  Therefore, the closing of subsequent tranches will follow.

The proceeds of the Private Placement will be used to develop and to increase the capacity of the Company’s 100% owned Molejon Gold Project in Panama.

The securities offered will not be and have not been registered under the United States Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.  This news release shall not constitute an offer to sell or an offer to buy the securities in any jurisdiction.

About Petaquilla Minerals –  Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in fiscal year 2008.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021          Fax: (604) 694-0063

Toll-free:  1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.